SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 6

National Interstate Corporation
(Name of Issuer)

Common Shares, Par Value $0.01 Per Common Share
(Title of Class of Securities)

63654U 100
(CUSIP Number)

Vito C. Peraino
Senior Vice President and General Counsel
American Financial Group, Inc.
301 East Fourth Street
Cincinnati, Ohio 45202
                            (513) 369-5611
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2016
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Great American Insurance Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON* IC

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends Amendment No. 5 to Schedule 13D (“Amendment No. 5”) which was filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2015 which Amendment No. 5 amended and restated in its entirety the Schedule 13D originally filed by American Financial Group, Inc. an Ohio corporation (“AFG”), with the Securities and Exchange Commission (the “SEC”) on February 5, 2014 with respect to the common shares, par value $0.01 per share (the “Common Shares”), of National Interstate Corporation, an Ohio corporation (the “Issuer”).  The Common Shares beneficially owned by AFG are owned of record by Great American Insurance Company (“Great American”), an Ohio corporation and wholly-owned subsidiary of AFG.  AFG and Great American are collectively referred to in this Amendment as the “Reporting Persons.”

Except as set forth below, all previous Items are unchanged.

Item 3.	Source of Funds

Item 3 of Schedule 13D is amended by inserting the following at the end of such Item:

The Reporting Persons estimate the aggregate consideration that would be required to acquire the Common Shares in the proposed transaction described in Item 4 would be approximately $293 million.  The Common Shares that would be acquired in connection with the proposed transaction would be purchased with cash on hand, available borrowings and/or new debt facilities.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is amended by inserting the following at the end of such Item:

On March 6, 2016, the Reporting Persons sent a letter to the Board of Directors of the Issuer stating that it proposes to acquire all of the outstanding Common Shares that Great American does not currently own for $30.00 per share in cash (the “Proposal”) and on March 7, 2016 issued a related press release.  A copy of the Proposal letter and press release are filed with this Amendment as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference into this Item 4.

The Reporting Persons indicated in their Proposal letter that they expect that the Board of Directors of the Issuer will appoint a new special committee to consider the Proposal and make a recommendation to the Board of Directors of the Issuer.  The Reporting Persons further expect that such special committee would retain its own independent legal and financial advisors to assist in its review of the proposed transaction.  The Reporting Persons will not move forward with a transaction unless it is approved by such special committee.

The Proposal may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Shares from the Nasdaq Global Select Market and the Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons reserve the right to modify or withdraw the Proposal at any time.

The summary above is qualified in its entirety by reference to the Proposal letter attached as Exhibit 99.1 hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended by amending and restating the last paragraph of such Item 6 with the following:

Other than as set forth in Item 4 of this Schedule 13D and with respect to the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Persons or any person listed in Annex A, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

99.1   Proposal Letter dated March 6, 2016

99.2   Press Release dated March 7, 2016

99.3   Joint Filing Agreement dated as of March 7, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2016

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Vito C. Peraino
Name: Vito C. Peraino
Title: Senior Vice President and General Counsel

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Eve Cutler Rosen
Name: Eve Cutler Rosen
Title: Senior Vice President, General Counsel and Secretary